Pennsylvania Electric Company
                              Penelec Capital, L.P.
                              c/o GPU Service, Inc.
                               310 Madison Avenue
                          Morristown, New Jersey 07962



                                          August 31, 1999




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   Pennsylvania Electric Company
                  Penelec Capital, L.P.
                  Form S-3 Registration Statement

Ladies and Gentlemen:

            On behalf of Pennsylvania Electric Company and Penelec Capital, L.P. (the "Registrants"), we are requesting that Registration Statement Nos. 33-53677 and 33-53677-01 be withdrawn forthwith. As grounds therefor, the Registrants state that they do not intend to issue in the near future the remainder of the securities covered by such Registration Statements.

                          Pennsylvania Electric Company
                          Penelec Capital, L.P.
                          By: Penelec Preferred Capital, Inc.,
                          Its General Partner



                                    By: /s/ T. G. Howson
                                        -----------------------
                                    T. G. Howson
                                    Vice President and Treasurer